EXHIBIT 3

EMAIL MESSAGE

Thank you for reaching out. Employees should be able to exercise their voting rights without fear of reprisal by management. Please see attached a letter we just released calling on the Company to treat employees (and vendors) fairly.

You can vote your shares anonymously online by using the control number on the gold proxy if your shares are held at a brokerage firm (e.g., Schwab). If you have “registered” shares, you can scan and email your ballot to us at VVTV@okapipartners.com. Alternatively, we will be in Minnesota on Tuesday, June 17 and have invited any employees to come meet with us from 5 to 7 pm at Stacy’s Grill at the Marriott in Minnetonka, to fill out a ballot or drop one off.

Feel free to pass this along to any other employees/shareholders and contact me with any further questions.

North Lennox

Clinton Group, Inc.